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                                                               Exhibit (a)(5)(Z)

                                August 11, 2000

     Re:    Instructions Regarding Options Granted to Residents of Germany

To Verio Associates Who Received Options While Residents of Germany:

     As you are aware, NTT Communications Corporation ("NTT Communications") has made a tender offer to purchase all outstanding common stock of Verio Inc. ("Verio") for cash at a price of $60.00 per share (the "Offer"). This letter explains the effects of the Offer on the Verio stock option plan in which you participate and on shares of Verio stock that you may own outright. Please read through this letter carefully, as it provides instructions for what you must do to participate in the Offer that NTT Communications has made to acquire Verio.

1.  Verio Stock You Own Directly.

     If you have previously purchased shares of Verio stock and you hold these shares in a brokerage account, your broker already should have sent you materials describing the Offer and what you need to do in order to tender the shares in the Offer. You should call your broker if you have not received these forms, but we have also included a copy with this letter. If you hold your shares through a broker and you have appropriately activated your account with them, then you can tender your shares without the necessity of completing any documents by merely calling your broker and instructing him or her to tender the shares on your behalf. Your broker may charge you a fee for tendering your shares in the Offer.

     If you hold Verio stock that is evidenced by an actual stock certificate, you should have received a package of materials directly in the mail containing a blue Letter of Transmittal. In the case of shares for which you actually hold a stock certificate, you must complete and sign the Letter of Transmittal and return it to the Depositary Agent in accordance with the instructions contained in that document.

     If you do not tender shares that you actually own in the Offer, but the Offer is nevertheless completed, your shares will be automatically converted into cash, at the same $60 price per share, at the time of the merger that NTT Communications will effect some time after the completion of the Offer. We don't know precisely what the timing of that subsequent merger would be.

2.  Verio Stock Options.

     Attached to this letter is a summary prepared by our stock plan administrators showing the option grants that you have previously received from Verio and information concerning those grants as of July 31, 2000. (This information is based on our confirmed internal option grant records. If you have any questions about this information, please contact your local Human Resources manager.)

     If, upon completion of the Offer, a portion of your options is vested, then you will be entitled to receive cash shortly after the completion of the Offer for the vested portion
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of your options. The amount of cash that you will receive for each share of stock covered by the vested options you hold at that time will equal the difference between $60 and the exercise price applicable to that option, less applicable federal, state and local tax withholdings. To the extent that applicable taxes cannot be withheld under applicable German law from the cash payment or your regular wages and salary, Verio is entitled to claim such taxes from you and, if not paid, notify the tax authorities. You must sign the duplicate copy of this letter included in this package and return it to Verio in the enclosed envelope (or deliver it to your local HR representative) in order to receive cash in exchange for the portion of your options that has vested as of the time the Offer is completed.

     If you have questions concerning whether you might want to exercise vested options that you currently hold and participate in the Offer with the shares that you acquire upon exercise, or simply continue to hold your vested options and receive cash shortly after the completion of the Offer, you should consult with your own financial and tax advisors concerning the treatment of exchanging your options for the right to receive cash under German tax law. If you have a vesting date that occurs within a matter of days before the tender offer is actually completed, it may not be possible for you to effectuate an exercise of those options in time to satisfy the requirements for participation in the tender offer with the shares that would be issued upon that exercise. That should not concern you, because in that case the vested options that you hold will be paid out in cash as described in the preceding paragraph shortly following the completion of the tender offer.

     Under the terms of our agreement with NTT Communications, all outstanding option grants that remain unvested when the Offer is completed will be exchanged for a right to receive cash that will be paid to you in accordance with the original vesting terms of your options, as discussed in the attached notice. When the Offer is completed, you will receive a written agreement documenting your ongoing rights to receive cash, as described in the attached notice, that will replace your options. At that time, you will need to execute and return an acknowledgement form in order to receive the future cash payments.

     The Plan will terminate upon completion of the Offer.

     Again, if you wish to receive cash in exchange for the vested portion of your options, please sign and date the enclosed copy of this letter and return it to Verio in the envelope provided, or deliver it to your local HR representative. You will not receive the cash amount described in this letter for your vested options until the Offer is actually completed and Verio has received a signed copy of this letter back from you.

     By signing and returning the enclosed copy of this letter to Verio, you are agreeing, if the Offer is completed, to exchange your outstanding options for the right to receive cash, as described above and in the accompanying notice. Consequently, upon completion of the Offer, you will have no further rights to acquire the Verio stock represented by your options. Under the terms of the options themselves, all of your outstanding options will automatically expire upon completion of the Offer in light of NTT Communication's agreement to exchange your options for the right to receive cash.
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     If you have any additional questions about the foregoing or any of the attachments, please send your questions to verio-ntt@verio.net or visit the Verio intranet at either https://inside.verio.net or https://intranet.verio.net. You are strongly encouraged to consult with your own financial and tax advisors concerning the treatment of exchanging your options for the right to receive cash under German tax law.

                                              Very truly yours,

                                              /s/ Justin L. Jaschke

                                              Justin L. Jaschke


I have reviewed the foregoing Instructions Regarding Options Granted to Residents of Germany and the accompanying information concerning the options previously granted to me in connection with my employment by Verio. I hereby request that payment be made to me as described in this letter and the accompanying documents for the options that I hold pursuant to such grant. I hereby request that payment be made to me as described in this letter and the accompanying documents for the options that I hold pursuant to such grant.


Signature:
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Print Name:
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Verio Office Location:
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Date:
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Attachments:

  o  Individual Summary of Option Grants
  o  Tender Offer Materials
  o Notice Regarding Treatment of Unvested Options Granted While Resident in Germany